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                                                                    Exhibit 99.2

                                 (TEKNI PLEX LOGO)

January 23, 2008

Mr.
c/o Tekni-Plex, Inc.
201 Industrial Parkway
Somerville, NJ 08876

Dear Mr.:

      I am pleased to inform you that, subject to your continued employment at Tekni-Plex, Inc. or any of its affiliates (collectively, the "COMPANY") through the 2008 calendar year, you will be eligible to receive cash bonuses in the total amount of $xx,xxx.xx (the "RETENTION Bonus"), payable in four quarterly installments of $xx,xxx.xx each, pursuant to the terms set forth below.

      Your Retention Bonus will be paid to you in four equal installments (each, a "BONUS INSTALLMENT") on each of March 31, 2008, June 30, 2008, September 30, 2008 and December 31, 2008 (each, an "INSTALLMENT PAYMENT DATE"), or as soon as practicable thereafter, provided that you remain actively employed in good standing with the Company on the applicable Installment Payment Date. In the event of your termination of employment by the Company without Cause (as defined below) during the 2008 calendar year, you will receive a pro-rated portion of your next scheduled Bonus Installment (based on the number of days that you worked in the calendar quarter prior to your termination of employment).

      If, prior to December 31, 2008, your employment is terminated by the Company for Cause(1) or your employment is terminated as result of your resignation, death or disability, you shall forfeit any portion of your Retention Bonus that remains unpaid as of the date of your termination of employment;

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      (1) For purposes of this letter, "Cause" shall mean your (i) conviction, guilty plea or plea of nolo contendre for committing a felony or a misdemeanor involving moral turpitude, (ii) willful conduct that injures (monetarily, in reputation, or otherwise) the Company (including, without limitation, misuse of the Company's or other property), (iii) engaging in business activities that are in conflict with the business interests of the Company, (iv) insubordination,
(v) breach of an agreement between the employee and the Company, or (vi) conduct that is, in any material respect, in violation of the Company's Code of Conduct, the Company's safety rules or standards (or that otherwise may reasonably be expected to cause or that does in fact cause injury to another employee or any other person), or any other policy, rule, or standard of the Company.

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provided, that if your termination of employment (other than for Cause) occurs after an Installment Payment Date and you have not received the corresponding Bonus Installment as of the date of your termination of employment, you (or your estate) will receive such Bonus Installment on the date that it would have otherwise been paid to you but for your termination of employment from the Company.

      All payments hereunder will be subject to applicable tax and other withholding.

      I want to thank you for your continuing contributions to the Company and your on-going support.

                                              TEKNI-PLEX, INC.

                                              By: /s/ Dr. F. Patrick Smith
                                                  ------------------------------
                                                  Dr. F. Patrick Smith
                                                  Chairman of the Board
                                                  Chief Executive Officer